Exhibit 10.2

AMENDMENT TO REFERRAL AGREEMENT

This Amendment (this “Amendment”) to the Referral Fee Agreement, dated June 15, 2010 (the “Agreement”), by and between Textura Corporation, a Delaware corporation (“Textura”), and Aon Risk Services Central, Inc., an Illinois corporation (“Aon” and together with Textura, the “Parties” and each a “Party”), is dated as of December 31, 2013. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.
The Parties desire to amend and modify certain provisions of the Agreement to provide for the cash payment to Aon of the current the credit bank balance and the elimination of the credit bank arrangement provided therein and to cause all Referral Fees to be paid directly to Aon in cash as further set forth in this Amendment below.
In consideration of the mutual benefits to be derived from this Amendment and the Agreement and the representations, warranties, conditions, agreements and promises contained herein and therein and other good and valuable consideration, the Parties hereby agree as follows:

1)	Credit Bank Payment. On the date of this Amendment, Textura shall pay to Aon the amount remaining in the Credit Bank Account as set forth in Exhibit A.

2)	Amendment. The Parties hereby agree and acknowledge that as of October 1, 2013 (the “Effective Date”) the Agreement shall be amended as follows:

a)	The following subsections of Section 1 of the Agreement are hereby deleted in their entirety: 1(g), 1(k), 1(l), 1(r) and 1(gg).

b)	Subsections 1(j) and 1(q) of Section 1 of the Agreement are hereby deleted in their entirety and replaced with the following:

(j)     “Credit Bank Account” refers to the account of such name as established and maintained pursuant to the terms of the Agreement prior to the effectiveness of this Amendment.
(q)    “Mid-Level Developer Hour” has the meaning set forth in Section 3(c).

c)	Section 2(a) of the Agreement is hereby deleted in its entirety and replaced with the following:
Generally. In consideration for Aon making a Referral, Textura will pay Aon one hundred percent (100%) of such Referral Fee in cash. The cash payment shall be made within 60 days after each calendar quarter starting or ending during the Referral Period.

d)	Section 2(b) of the Agreement is hereby deleted in its entirety and replaced with the following:
Overpayments. If Referral Fees are paid for a calendar quarter within a year that is later determined not to count towards the Referral Period, Textura shall debit an amount from any future Referral Fee payment equal to the dollar value of the original award that was an overpayment. In the event future payments of Referral Fees are insufficient to cover such shortfall as of the end of the term of this Agreement, the cash value of any remaining shortfall (based on the cash value of the original award or unreturned portion thereof that was an overpayment) shall be a liability of Aon to Textura payable by wire transfer or check within 60 days of the end of the term of this Agreement.

e)	Section 2(c) of the Agreement is hereby deleted in its entirety and replaced with the following:
Termination. Textura’s obligations to pay Aon the Referral Fees shall continue for the remainder of the Term.

f)	Section 3 of the Agreement is hereby renamed “Balances” and its contents are deleted in its entirety and replaced with the following:

3. Balances.
(a) Reserved.

(b) Referral Fee Calculations. As reasonably requested by Aon, but no more than once each calendar quarter, Textura shall provide Aon with a statement calculating the Referral Fees earned by Aon during the period since the last statement and any supporting documentation as may be reasonably requested by Aon. Referral Fees not paid out in accordance with the Section 2(a) will accrue interest at an eight percent (8%) per annum rate calculated in arrears (the “Fee Interest”).

(c) Reductions for Development Work. To the extent mutually agreed to by Aon and Textura from time to time in a separate written agreement signed by both Parties, the amount of Referral Fees payable hereunder may be offset by and credited towards development work and other rights, licenses and services that may be provided by Textura to Aon or an Affiliate of Aon by an amount equal to the product of (i) the Mid-Level Developer Hour value agreed upon by the Parties for the specific services for which payment to Textura is being affected, and (ii) the agreed upon number of hours required to perform a development task. A “Mid-Level Developer Hour” equals the per-hour rate at which the Parties agree Textura is adequately compensated for its expenses of or amounts it pays to a mid-level developer. The value of a Mid-Level Developer Hour shall be (i) $75 for the initial work order under the Software Development Agreement and (ii) mutually agreed by the Parties for any subsequent work order. The value of a Mid-Level Developer Hour set forth in the any work order shall be reviewed and may be revised annually as mutually agreed to by Aon and Textura on a work order by work order basis, and as provided in the Software Agreement. At any time, the value of a Mid-Level Developer Hour as determined by the applicable work order shall be used to convert development tasks and hours into dollar amounts under the applicable work order with respect to payment for Textura’s services thereunder. The Parties agree that the total amount chargeable by Textura to Aon for Mid-Level Developer Hours for phase 1 and phase 2 of development under the Software Agreement initial work order shall be $470,000, as further subject to the terms of the applicable Work Order.

(d) Payment of Amounts.

(i)     Reserved

(ii)     Reserved.

(iii)     Termination of Agreement. Within one hundred eighty (180) calendar days after the termination or expiration of this Agreement, Textura shall pay Aon without any request thereof required by Aon an amount equal to all Referral Fees then earned and unpaid by Textura. Provided the termination of this Agreement is not the result of a Termination Event of or by Aon, Textura’s obligation to pay a Referral Fee for any Referrals existing at the time of this Agreement’s termination shall survive until the end of such Referrals’ Referral Periods expire and all such Referral Fees shall be paid to Aon in cash on a quarterly basis after such termination.

(iv)     Reserved.

(v)     Reserved.

(vi)     Reserved.

(e) Reserved.

3)	No Other Changes. Except as amended by this Amendment, the provisions of the Agreement, including the Exhibits thereto, shall remain in full force and effect.

4)	Counterparts. This Amendment may be executed in any number of counterparts, including by pdf or facsimile, that together shall constitute one and the same instrument.

5)
Governing Law/Venue. This Amendment shall be governed by and construed in all respects in accordance with the laws of the State of Illinois without regard to its conflicts of laws rules and the Parties hereby consent that the sole proper venue and jurisdiction for any disputes arising hereunder shall be in the federal and state courts situated in the Lake County, State of Illinois.

IN WITNESS WHEREOF, each of the Parties has executed this Amendment as of the date first set forth above.

Aon Risk Services Central, Inc.

By: /s/ Geoffrey Heeken
Name: Geoffrey Heeken
Title: EVP

Aon Risk Services Central, Inc.
Attn.: Geoffrey Heeken
Address: 200 East Randolph St., Chicago, Il 60601
Facsimile: 312-381-0275

With a copy for notice purposes to:
Aon Corporation
Attn.: Chief Counsel - Corporate
200 East Randolph Street
Chicago, IL 60601
Facsimile: 312-381-6165
Textura Corporation By: /s/ Jillian Sheehan Name: Jillian Sheehan Title: EVP and CFO Textura Corporation Attn.: Patrick J. Allin Address: 1405 Lake Cook Rd., Deerfield, IL 60615 Facsimile: 847-882-1037

Exhibit A

1.	The Parties agree to the following amounts:

a.
The Credit Bank Account balance as of the Effective Date was $911,127.40 (“Final Balance”). The Referral Fee for the quarter ending September 30, 2013 due to Aon by Textura was $36,882.62 (“3Q 2013 Referral Fee”) and has not been received by Aon as of the date of this Agreement. The aggregate amount that Textura owes Aon related to the matters set forth on this Exhibit is the sum of Final Balance and the 3Q 2013 Referral Fee, such sum being $948,010.02 (“Total Owed Aon”).

b.
Invoice # INV-1216-13 for provision of services by Textura to Aon for January 1, 2014 through December 31, 2014 as further set forth on such invoice is for the aggregate amount of $84,764 due to Textura by Aon for such services (the “2014 Invoice” and such aggregate amount the “2014 Maintenance Fee”). Aon owes Textura $21,191 for the maintenance fees remaining for services provided to Aon by Textura through December 31, 2013 (“4Q 2013 Maintenance Fee”). The aggregate amount Aon owes Textura related to the matters set forth on this Exhibit is the sum of 2014 Maintenance Fee and the 4Q 2013 Maintenance Fee, such sum being $105,955 (“Total Owed Textura”).

2.	The following fund transfers and credits will be effected and acknowledged by the Parties as of the date of this Amendment:

a.	The difference between the Total Owed Aon and Total Owed Textura is $842,055.02 (“Wired Amount”).

b.
Effective, with Aon’s receipt of the Wired Amount, the Parties agree Textura shall have been paid in full for the 2014 Invoice and related 2014 Maintenance Fee and the 4Q 2013 Maintenance Fee and that Aon shall have been paid in full for the Final Balance and the 3Q 2013 Referral Fee.